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FOR MORE INFORMATION CONTACT:                    PRESS RELEASE



Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com


                                               FOR IMMEDIATE RELEASE

                           TIKCRO TECHNOLOGIES ADOPTS
                          SHAREHOLDER BONUS RIGHTS PLAN

Tel Aviv, Israel, September 13, 2005--Tikcro Technologies Ltd. (OTCBB: TKCRF) (the "Company") announced today that its Board of Directors has adopted a Shareholder Bonus Rights Plan (the "Plan") pursuant to which share purchase bonus rights (the "Rights") will be distributed on September 26, 2005 at the rate of one Right for each of the Company's ordinary shares held by shareholders of record as of the close of business on that date.

The Plan is similar to plans adopted by a large number of public companies and is intended to encourage any party interested in acquiring the Company to negotiate with the Company's Board of Directors. Although the Plan will not prevent a takeover of the Company, the Plan should afford the Board of Directors a prudent means of safeguarding the interests of shareholders should an effort be made to acquire the Company at a price that does not reflect fair value.

The Rights will be exercisable and transferable apart from the Company's ordinary shares only if a person or group becomes an "Acquiring Person" by acquiring beneficial ownership of 15% or more of the Company's ordinary shares, subject to certain exceptions set forth in the Plan, or commences a tender or exchange offer upon consummation of which such person or group would become an Acquiring Person. Until the Rights become exercisable, each right initially will represent the right to buy one-half of one ordinary share of the Company for $2.50 per share. Subject to certain conditions described in the Plan, once the Rights become exercisable, the holders of Rights, other than the Acquiring Person, will be entitled, for a price of $2.50, to purchase ordinary shares having a market price of $5.00 (two times the $2.50 exercise price), or, in other words, at one-half of the market price per share.

The Rights will expire on December 31, 2015 and are generally redeemable by the Board of Directors, at $0.001 per Right, at any time until the tenth business day following public disclosure that a person or group has become an Acquiring Person.

A copy of the Shareholder Bonus Rights Plan will be filed with the Securities and Exchange Commission.

                                      # # #

About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. We undertake no duty to update any forward-looking information.